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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

February 4, 2013
Re:	Health Insurance Innovations, Inc. Registration Statement on Form S-1 File No. 333-185596

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Riedler:

On behalf of Health Insurance Innovations, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Class A Common Stock (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 as filed on January 25, 2013 with the Securities and Exchange Commission (the “Commission”). Amendment No. 3 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated January 29, 2013 (the “Comment Letter”). This letter contains the Company’s response to the Comment Letter. For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this letter, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

The Reorganization of our Corporate Structure

Overview, page 41

1.	You state the following: “There will be 4,666,667 shares of our Class A common stock outstanding after this offering. These shares will represent 100% of the rights of the holders of all classes of our common stock to share in our distributions.” Please clarify what you mean by this statement. The Class B shareholders will also have rights.

U.S. Securities and Exchange Commission	2	February 4, 2013

The Company has revised the disclosure under the heading “The Reorganization of Our Corporate Structure—Overview” to clarify that the distribution rights are economic rights. Holders of Class A common stock and Class B common stock each will be entitled to one vote for each share held of record on all matters submitted to a vote of the Company’s stockholders. However, as disclosed in the Registration Statement, only holders of Class A common stock will participate in any dividends declared by the Company’s board of directors, and only holders of Class A common stock will be entitled to receive any of the Company’s assets upon liquidation. Accordingly, holders of Class B common stock have voting rights, but not economic rights.

Unaudited Pro Forma Financial Information, page 52

2.	The financial information presented in the filing, including that presented in the pro formas is that of Health Plan Intermediaries, LLC. You will be consolidating Health Plan Intermediaries Holdings, LLC. Please revise the pro formas to clearly explain why the financial information of Health Plan Intermediaries, LLC is presented and why no reconciling items are required to present the consolidation of Health Plan Intermediaries Holdings, LLC. Clarify why presentation of the financial statements of Health Plan Intermediaries Holdings, LLC is not required.

The Company has expanded upon the footnote disclosure under the heading “Unaudited Pro Forma Financial Information” to explain why the financial information of Health Plan Intermediaries, LLC (“HPI”) is presented and why no adjustments are required to account for the assignment transactions.

3.	Please analyze ASC 810-10-25-38Aa and tell us why you believe you have the power to direct the activities of Health Plan Intermediaries Holdings, LLC. We note that the Class B shareholders will be entitled to one vote per share of the Company and thus the Class B shareholders will control 65% of the votes of the Company. You state on page 11 that the Class B shareholders will have effective control over the outcome of votes of all matters requiring approval by shareholders. We note on page 35 that Mr. Kosloske will beneficially own 65% of the combined voting power and will have effective control over the outcome of all votes including election of directors, amendments to certificate of incorporation and by-laws, approval of sale of company and other significant corporate transactions. Since Mr. Kosloske effectively owns the Class B shares, it appears that Mr. Kosloske will control the votes of the company and ultimately control Health Plan Intermediaries Holdings, LLC. Please tell us why Mr. Kosloske does not have the power to direct the activities that most significantly impact the economic performance of Health Plan Intermediaries Holdings, LLC. Also, please consider the guidance in ASC 810-10-25-38D and 810-10-25-38F.

In concluding that the Company was the primary beneficiary of Health Plan Intermediaries Holdings, LLC (“HPIH”), the Company analyzed ASC 810-10-25-38A and determined that it had the power to direct the activities of HPIH.

In making this determination, the Company considered the voting structure and economic interests of each of the Company, HPIH and the existing members, HPI and Health Plan Intermediaries Sub, LLC (“HPIS,” and together with HPI, the “HPI Entities”), upon the completion of the offering.

U.S. Securities and Exchange Commission	3	February 4, 2013

Following the offering, the Company will be the sole managing member of HPIH and thus will generally have 100% of the voting power of HPIH and be the sole direct decision maker with respect to the activities of HPIH, both with respect to its strategic decisions and its day-to-day operations. Moreover, per HPIH’s organizational documents, the Company has the exclusive right to elect to dissolve, wind up or liquidate HPIH. In addition, HPIH’s organizational documents provide that each officer of the Company shall also be an officer of HPIH, with the same title and responsibilities, and the Company can remove any officer at any time for any or no reason. Accordingly, the board of directors of the Company controls the management of the Company and can align the interests of HPIH with those of the Company.

As the Staff notes, and as disclosed in the Registration Statement, the Company acknowledges that the HPI Entities, which are controlled directly or indirectly by Mr. Kosloske, will own 65% of the combined voting power of the Company’s shares. To the extent that the Company remains controlled by the HPI Entities, the HPI Entities, and therefore Mr. Kosloske, may be able to control HPIH indirectly. While the HPI Entities will have effective control over the outcome of all votes of the Company at the time of the offering, including election of directors and other significant corporate transactions, the Company nevertheless will be governed by a board of directors meeting the independence requirements for a “controlled company” under the Nasdaq listing rules. In fact, two out of the five initial board members of the Company will be independent under the applicable Nasdaq rules, and additional independent directors will be added to the board in the future in order to comply with the applicable Nasdaq rules for post-IPO listed-companies. In addition, as the HPI Entities do not have any voting or management control over HPIH directly, the HPI Entities would only be able to exercise any such control over HPIH indirectly by influencing the Company’s actions. Accordingly, the Company believes that it, and neither Mr. Kosloske nor the HPI Entities, has the power to direct the activities that most significantly impact the economic performance of HPIH.

If one were to assume there is not a clear and direct party that has the power to direct the activities of HPIH, the Company considered further guidance to affirm its determination. First, the Company considered whether ASC 810-10-25-38F would affect its conclusion. ASC 810-10-25-38F provides that a reporting entity’s significant involvement in the design of a variable interest entity (a “VIE”) may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity holding the power to direct the activities that most significantly impact the economic performance of the VIE. This guidance may suggest that HPI, as the original operating company that initiated this offering and the reorganization transactions described in the Registration Statement, influenced the design of HPIH so as to ensure that it maintained that power. However, the Company does not believe that this is the case. Unlike the example in ASC 810-10-25-38F, in which a sponsor has an explicit or implicit financial responsibility to ensure that the VIE operates as designed, HPI relinquished its power over the operations of HPIH by transferring 100% of voting control over HPIH to the Company in connection with the offering. Further, the Company notes that the guidance in ASC 810-10-25-38F provides an indication that control may be present, not a conclusion establishing that control is present, where a reporting entity was involved in the design of a VIE. ASC 810-10-25-38F is thus inconclusive.

U.S. Securities and Exchange Commission	4	February 4, 2013

Next, the Company analyzed whether ASC 810-10-25-38D affects its conclusion. ASC 810-10-25-38D provides a principle for identifying the party with the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance where multiple unrelated parties share that power. Because the Company concluded that the Company, HPIH and the HPI Entities are related parties considering that Mr. Kosloske may be deemed to beneficially own each such party, the Company determined that ASC 810-10-25-38D is not applicable.

Finally, as discussed in the Company’s response to the Staff’s comment no. 6, the Company further considered ASC 810-10-25-43 and ASC 810-10-25-44 to determine whether the Company or the HPI Entities are the “more closely related part[ies]” to HPIH. As analyzed below, the Company determined that the Company’s activities are more closely associated and identified with HPIH’s activities and, as such, the Company concluded that it, and neither Mr. Kosloske nor the HPI Entities, has the power to direct the activities of HPIH.

4.	Please analyze the criteria in ASC 810-10-25-38Ab regarding the obligation to absorb losses of Health Plan Intermediaries Holdings, LLC or the right to receive benefits that could potentially be significant to Health Plan Intermediaries Holdings, LLC and tell us why you believe you are the primary beneficiary. You state on page 43 that the profits and losses will be distributed pro rata. Thus the Company will only receive 35% of the profits and 65% will be to companies beneficially owned by Mr. Kosloske. In addition, based on the tax receivables agreement it appears that Mr. Kosloske may beneficially own the right to these receivables, the rights of which are significant to Health Plan Intermediaries Holdings, LLC. As stated in ASC 810-10-25-38A, only one reporting entity is expected to be identified as the primary beneficiary. The fact that 65% of the profits and losses will be distributed to entities owned by Mr. Kosloske coupled with the rights to receive significant amounts based on the tax receivable agreement appears to indicate that you are not the primary beneficiary.

As the Staff correctly notes, the Company will have a 35% economic interest in HPIH following the offering. The Company considered whether this interest was economically significant as required by ASC 810-10-25-38Ab. Although the guidance does not define what is considered economically significant, the Company concluded based on the absolute and relative amounts involved that the Company’s obligation to absorb losses of HPIH and its right to receive benefits from HPIH could potentially be economically significant.

The Company also considered whether the fact that other entities had a larger economic interest in HPIH or that Mr. Kosloske would beneficially own the right to payments under the tax receivable agreement would mean that the Company was not the primary beneficiary of HPIH. The Company acknowledges that only one reporting entity is expected to be identified as the primary beneficiary as stated in ASC 810-10-25-38A. However, the Company respectfully submits that 810-10-25-38A also provides that more than one entity could have the characteristics described in ASC 810-10-25-38Ab, and the primary beneficiary is not necessarily the party with the largest economic interest in the VIE.

U.S. Securities and Exchange Commission	5	February 4, 2013

Notwithstanding that other entities may also have a significant economic interest in HPIH’s activities, as stated above, the Company concluded that it also has a significant economic interest in HPIH. This conclusion, coupled with the Company’s analysis in response to the Staff’s comments no. 3 and no. 6 that the Company has the power to direct the activities of HPIH, leads the Company to conclude that it is the primary beneficiary of HPIH.

5.	In accordance with ASC 810-10-25-38G consideration shall be given to situations in which a reporting entity’s economic interest in a variable interest entity (VIE), including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Please tell us how you considered this discrepancy in your analysis of determining that you are the primary beneficiary.

As discussed above, HPI and the Company have powers that are disproportionate to their economic interests, i.e., obligation to absorb losses or right to receive benefits. Although the Company and the HPI Entities both hold a variable interest in HPIH, neither interest is so great as to render the other’s interest insignificant. In addition, given the purpose of the reorganization structure described in the Registration Statement, the fact that HPI has no direct control over HPIH and that the Company will be given 100% of the power to direct the activities, the Company determined that the analysis related to ASC 810-10-25-38Aa was controlling and that the disproportionate nature of the voting and economics was reasonable in determining that the Company is the primary beneficiary.

6.	Please analyze the guidance in ASC 810-10-25-43 and tell us why the guidance is or isn’t applicable and if applicable, why it points to the company as being the primary beneficiary. In this regard, please analyze the facts and circumstances analyzed in ASC 810-10-25-44 and how those facts and circumstances support your conclusion. Tell us who the officers of Health Plan Intermediaries Holdings, LLC will be and what relationships they will have to Mr. Kosloske and entities owned by Mr. Kosloske.

The Company analyzed the guidance in ASC 810-10-25-43 and ASC 810-10-25-44 in determining that the Company is the primary beneficiary. A principal-agency relationship is presumed to exist if a de facto agent is identified through application of the concepts in ASC 810-10-25-43. The Company’s evaluation included an assessment of the characteristics of the variable interest and other involvements (including involvement of related parties) in HPIH, as well as the involvement of other variable interest holders. The Company determined that a principal-agency relationship did not exist because none of the entities act on behalf of HPIH, such as, for example, to negotiate contract terms or debt arrangements. The Company determined that ASC 810-10-25-43 was not applicable.

The Company next considered the guidance in ASC 810-10-25-44 which states that “in situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the reporting entity

U.S. Securities and Exchange Commission	6	February 4, 2013

and its related parties have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary” (emphasis added). The determination of which party within the Company’s related party group is most closely associated with the VIE is based on an analysis of all relevant facts and circumstances, including:

•	the existence of a principal-agency relationship between parties within the related party group;

•	the relationship and significance of the activities of the VIE to the various parties within the related party group; and

•	a party’s exposure to the expected losses of the VIE.

The Company’s analysis of the relevant facts and circumstances, including these three factors, indicates that the Company is most closely associated with HPIH and thus is the primary beneficiary of HPIH. The following factors weigh in favor of a determination that the Company is most closely associated with HPIH:

•	The Company is sole managing member of HPIH, and thus the primary decision-maker;

•	The Company holds 100% of the voting interests in HPIH;

•

HPIH’s organizational documents provide that each officer of the Company shall also be an officer of HPIH, with the same title and responsibilities, and the Company can remove any officer at any time for any or no reason;

•	HPIH’s organizational documents provide that the Company has the exclusive right to elect to dissolve, wind up or liquidate HPIH;

•	Proceeds from the Company’s offering will be used to further fund HPIH’s operations, such as to fund HPIH’s advance commission structure;

•	The Company controls HPIH’s day-to-day operations;

•	Health Insurance Innovations, Inc. is the name and logo designated on the web-site from which all plans and products are sold

•	Health Insurance Innovations, Inc. is the name under which operations of HPIH are performed

•	The Company has 35% of the economic interests in HPIH and is thus exposed to approximately 35% of the expected losses of HPIH;

•	The HPI Entities have no direct voting interest in HPIH; the HPI Entities only have economic interests

U.S. Securities and Exchange Commission	7	February 4, 2013

•	However, the HPI Entities’ voting interest in the Company could be construed to be indirect control of HPIH

•	However, Mr. Kosloske, indirectly through the HPI Entities, has majority of voting power of the Company and ability to control appointment of its shareholder- elected board members

•	However, HPI Entities were involved in the design of the VIE (but see response to Staff comment no. 3)

•	However, Mr. Kosloske may beneficially own the right to payments under the tax receivable agreement

•	There are no officers of the HPI Entities (Mr. Kosloske is sole managing member); and

•	HPI Entities are passive with regards to HPIH (only receives distributions).

The Company believes that the totality of the factors weigh in favor of a determination that the Company is most closely associated with HPIH, and therefore that the Company is the primary beneficiary.

The Company also wishes to advise the Staff, that as discussed above, HPIH’s organizational documents provide that each officer of the Company shall also be an officer of HPIH, with the same title and responsibilities, and the Company can remove any officer at any time for any or no reason. Therefore upon the IPO, the executive officers of HPIH will be the same as those officers for the Company (which includes Mr. Kosloske as chief executive officer of both entities). The HPI Entities have no operations, and accordingly, they do not have executive officers. Mr. Kosloske will be sole managing member of the HPI Entities, but there is otherwise no overlap between the officers or management of the HPI Entities and HPIH.

7.	The Exchange agreement appears to be a put in which you are obligated to issue Class A shares and in connection with the tax agreement pay out money based on your tax savings as a result of the step up basis. Please tell us why these agreements do not meet the definition of a derivative that should be recorded in the pro forma information.

The exchange right feature of the exchange agreement is embedded in the exchange agreement. The Company first considered ASC 815-15-25-1 in order to determine whether the exchange right in the exchange agreement meets the requirement for bifurcation. The guidance requires an embedded derivative to be bifurcated if all three of the following conditions are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

The Company evaluated the nature of Series B Membership Interests and Class B common stock for the purposes of criterion (a) above, and determined the Series B Membership Interests and Class B common stock are deemed an equity host. Accordingly, the embedded exchange right feature is deemed clearly and closely related to the host contract and hence, bifurcation is not required.

b.	The hybrid instrument is not remeasured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur.

The condition above is not applicable.

c.	A separate instrument with the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative).

Next, the Company evaluated the criterion (c) above in order to determine whether the embedded exchange right feature would meet the definition of a derivative (evaluated as if it were a freestanding instrument with the same terms), and whether it is eligible for an exception from derivative accounting if it is determined to meet the definition of derivative.

The Company notes that the embedded exchange right feature would meet the definition of derivative, however, it would be eligible for the equity scope exception under ASC 815-10-15-74(a) as discussed below.

The Company considered ASC 815-40-15-7 to determine whether the exchange right in the exchange agreement met the scope exception for applying derivative accounting. The guidance states that an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is considered indexed to its own stock using the following two-step approach:

•	evaluate the instrument’s contingent exercise provisions, if any; and

•	evaluate the instrument’s settlement provisions, including whether the settlement provisions are fixed.

U.S. Securities and Exchange Commission	8	February 4, 2013

First, per the exchange agreement, there are no exercise contingency provisions. Second, the exchange agreement provides that holders of Series B Membership Interests, at any time and from time to time, may exchange one or more Series B Membership Interests, together with an equal number of shares of our Class B common stock, for shares of the Company’s Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. Since the exchange is on a one-for-one basis, the settlement provisions are fixed.

Since the exchange agreement meets both criteria in 815-40-15-7, the Company then evaluated the exchange agreement under ASC 815-10-15-74(a). Pursuant to ASC 815-10-15-74(a), a contract is not considered to be a derivative instrument if the contract is:

•	Indexed to its own stock; and

•	Classified in stockholders’ equity in its statement of financial position.

As described above, the Company determined the contract is indexed to its own stock since the exchange is on a one-for-one basis. The Company then further considered the conditions outlined in ASC 815-40-25 that must be met for a contract to be classified as equity. The Company determined that the exchange agreement met all the conditions in ASC 815-40-25 in order to meet the requirement in ASC 815-10-15-74(a)2 to classify the exchange agreement as equity. For example, the value of the exchange agreement is currently reflected in the value of the Class B common shares and the noncontrolling interests in the equity section of the Company’s unaudited pro forma balance sheet.

Based on the analysis above, the exchange agreement meets the scope exception of ASC 815-40-15-7 for applying derivative accounting under ASC 815-40.

8.	Regardless of whether or not the Exchange and Tax Receivable agreements meet the definition of a derivative, it appears that additional prominent pro forma information may be required in light of the agreements. The agreements indicate that at any time the Series B membership holders could convert their membership interests along with their Class B shares to Class A shares with the understanding that a significant payment may be required to be made by the Company as you stated in your disclosure on pages 32, 47 and 52 of up to $57 million based on the IPO price. In addition, please confirm that the amount, if required to be paid upon the IPO, would not be paid out of the proceeds of the offering or provide additional disclosure under Use of Proceeds. If the amount payable will not come from the offering proceeds, it appears the amount would be recorded as a payable on the balance sheet with accrued interest as stated in your disclosures. Provide these disclosures in a pro forma set of financial statements and disclose the terms of the accrued interest.

As described in the Registration Statement, the offering and the reorganization transactions will not result in an immediate step-up in the tax basis in the Company’s share of the tangible and intangible assets of HPIH and, therefore, the Company does not expect payment to become due in connection with the offering. Accordingly, the Company does not intend to use the proceeds of this offering to make any such payment, and the Company respectfully submits that no additional disclosure is required under “Use of Proceeds.”

U.S. Securities and Exchange Commission	9	February 4, 2013

The Staff correctly notes that the holders of the exchange right may, subject to certain exceptions, exercise such right at any time. However, the Company respectfully submits that the holders may eventually decide to only exchange a small portion of their interests, they may not exercise their rights for several years or they may not exercise them at all. As such, since we are unable to determine a date if or when payment would result, we did not consider it for purposes of the pro forma schedules and the Company believes the pro forma information contained in the pro forma financials is appropriate.

As disclosed in the Registration Statement, assuming no material changes in the relevant tax law and based on the Company’s current operating plan and other assumptions, including the Company’s estimate of the tax basis of assets as of September 30, 2012, if the Company acquired all of the Series B Membership Interests in taxable transactions at the time of the closing of this offering for a price of $15 (the midpoint of the range on the cover of the prospectus) per share, the Company estimates that the maximum amount that it would be required to pay under the tax receivable agreement could be approximately $57,126,000. The actual amount may materially differ from this hypothetical amount, as potential future payments will be calculated using the market value of our Class A common stock at the time of relevant exchange and prevailing tax rates in future years and will be dependent on us generating sufficient future taxable income to realize the benefit.

In addition, the Company has expanded its disclosure under the heading “Unaudited Pro Forma Financial Information” to disclose when payments are due under the tax receivable agreement. Payments are generally due under the tax receivable agreement within a specified period of time following the filing of the Company’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR from the due date (without extensions) of such tax return. Late payments generally accrue interest at a rate of LIBOR plus 300 basis points. However, to the extent, based on certain specified reasons, that the Company does not have available cash to satisfy its payment obligations under the tax receivable agreement, such deferred payments would accrue interest at a rate of LIBOR.

U.S. Securities and Exchange Commission	10	February 4, 2013

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

Enclosure